SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bionomics Limited
(Name of Issuer)

Ordinary Shares, no par value per share
(Title of Class of Securities)

89854M101**
(CUSIP Number)

September 29, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 7 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 09063M205 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “BNOX.” Each ADS represents one hundred eighty (180) Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09063M205	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Lynx1 Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 154,775,700 ordinary shares (represented by 859,865 ADSs)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 154,775,700 ordinary shares (represented by 859,865 ADSs)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,775,700 ordinary shares (represented by 859,865 ADSs)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12	TYPE OF REPORTING PERSON PN

*As of the date hereof. On September 29, 2023, the Reporting Persons may have been deemed to beneficially own 114,932,160 ordinary shares (represented by 638,512 ADSs), representing 6.1% of the 1,486,735,424 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Annual Report of Foreign Private Issuers on Form 20-F for the fiscal year ended June 30, 2023, filed with the Securities and Exchange Commission on October 18, 2023.

CUSIP No. 09063M205	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON Weston Nichols
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 154,775,700 ordinary shares (represented by 859,865 ADSs)*
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 154,775,700 ordinary shares (represented by 859,865 ADSs)*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 154,775,700 ordinary shares (represented by 859,865 ADSs)*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%*
12	TYPE OF REPORTING PERSON IN

*As of the date hereof. On September 29, 2023, the Reporting Persons may have been deemed to beneficially own 114,932,160 ordinary shares (represented by 638,512 ADSs), representing 6.1% of the 1,486,735,424 ordinary shares outstanding as of June 30, 2023, as reported in the Issuer’s Annual Report of Foreign Private Issuers on Form 20-F for the fiscal year ended June 30, 2023, filed with the Securities and Exchange Commission on October 18, 2023.

CUSIP No. 09063M205	13G	Page 4 of 7 Pages

Item 1(a).	Name of Issuer.

Bionomics Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

200 Greenhill Road Eastwood SA, Australia 5064

Item 2(a).	Name of Person Filing.

This statement is filed by:

(i)

Lynx1 Capital Management LP (the “Investment Manager”), a Delaware limited partnership, and the investment manager to Lynx1 Master Fund LP (the “Lynx1 Fund”), with respect to the Ordinary Shares (as defined in Item 2(d) below) directly held by the Lynx1 Fund; and

(ii)	Mr. Weston Nichols (“Mr. Nichols”), the sole member of Lynx1 Capital Management GP LLC, the general partner of the Investment Manager, with respect to the Ordinary Shares directly held by the Lynx1 Fund.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

The filing of this statement should not be construed as an admission that any of the foregoing persons or any Reporting Person is, for the purposes of Section 13 of the Act, the beneficial owner of the Ordinary Shares reported herein.

Item 2(b).	Address of Principal Business Office.

Lynx1 Capital Management LP

151 Calle de San Francisco

Suite 200, PMB 1237

San Juan, PR 00901-1607

Weston Nichols

c/o Lynx1 Capital Management LP

151 Calle de San Francisco

Suite 200, PMB 1237

San Juan, PR 00901-1607

Item 2(c).	Place of Organization.

Investment Manager – Delaware Mr. Nichols – United States of America

Item 2(d).	Title of Class of Securities.

Ordinary Shares, no par value per share (the “Ordinary Shares”)

CUSIP No. 09063M205	13G	Page 5 of 7 Pages

Item 2(e).	CUSIP Number.

There is no CUSIP number assigned to the Ordinary Shares. The CUSIP number 09063M205 has been assigned to the ADSs of the Issuer, which are quoted on The NASDAQ Global Select Market under the symbol “BNOX.” Each ADS represents one hundred eighty (180) Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to §§ 240.13d-1(b) or 240.13d-2(b), or (c), check whether the Person Filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 09063M205	13G	Page 6 of 7 Pages

Item 4.	Ownership.

The information required by Items 4(a) – (c) is set forth in Rows (5) – (11) of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

The percentages set forth herein as of the date hereof are calculated based upon 1,898,430,299 Ordinary Shares outstanding as of September 30, 2023, as reported in the Issuer’s Annual Report of Foreign Private Issuers on Form 20-F for the fiscal year ended June 30, 2023, filed with the Securities and Exchange Commission on October 18, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

See Item 2. The Lynx1 Fund has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 09063M205	13G	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 30, 2023
Lynx1 capital management lp By: Lynx1 Capital Management GP LLC, its general partner

	By:	/s/ Weston Nichols
Name: Weston Nichols
Title: Sole Member

/s/ Weston Nichols
WESTON NICHOLS